UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (the “Report”) and the attached Exhibits 99.1 and 99.2 are incorporated by reference into Lucas GC Limited’s (the “Company”) registration statement on Form F-3 (SEC File No. 333-286651) and Form S-8 (SEC File No. 333-283728), as amended, and into each prospectus and prospectus supplement under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXTRAORDINARY GENERAL MEETING

On October 2, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), Lucas GC Limited (the “Company”) held an extraordinary general meeting (the “EGM”) via a live webcast. Holders of 358,868 Class A ordinary shares, par value US$0.025 per share, and 2,360 Class B ordinary shares, par value US$0.025 per share, of the Company, representing 1,491,668 votes or approximately 61.3% of the total voting power of the Company’s ordinary shares, entitled to vote as of the record date of September 10, 2026 (the “Record Date”), were present virtually or by proxy at the EGM, and therefore a quorum was duly constituted, with shareholders present in person or represented by proxy holding a majority of all votes attaching to all ordinary shares of the Company, entitled to vote at the EGM as of the Record Date.

All matters voted on at the EGM were approved. The final voting results for each matter voted at the EGM are as follows:

	For	Against	Abstain
Proposal One: To consider and approve as an ordinary resolution to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of one hundred and twenty-five (125)-for-one (1), such that every one hundred and twenty-five (125) Class A ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class A ordinary share of a par value of US$0.025 of the Company and every one hundred and twenty-five (125) Class B ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class B ordinary share of a par value of US$0.025 of the Company taking effect on September 1, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each to US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on May 28, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on December 5, 2025, and further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company on August 20, 2026, pursuant to the authority delegated under the Board resolution passed on May 28, 2026 (the “Ratification of the Share Consolidation”).	1,474,667	16,958	43

Proposal Two: Subject to approval by the shareholders of Proposal One, to consider and approve as a special resolution to ratify the adoption of the amended and restated memorandum and articles of association to reflect the Share Consolidation taking effect on September 1, 2026 (the “Amended and Restated M&AA I”) (the “Ratification of Adoption of the Amended and Restated M&AA I”).	1,472,783	18,838	46

Proposal Three: To consider and approve as a special resolution to amend Article 35.4(a) of the amended and restated memorandum and articles of association of the Company as currently in effect with immediate effect to reflect the following amendment:

Article 35.4(a) of the Articles be amended by deleting the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted”, so that, with effect from the date of the EGM, notice of any general meeting or other notice or document served by post shall be deemed served three (3) calendar days after posting rather than five (5) calendar days after posting (the “M&AA Notice Amendment”).

	1,473,200	18,416	52

Proposal Four: Subject to approval by the shareholders of Proposal One and Proposal Two, to consider and approve as a special resolution, subject to all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) being complied with, that (collectively, the “Share Capital Restructuring”):	1,469,720	21,892	56

Share Capital Reduction

A.	the par value of each issued and outstanding Class A ordinary share of US$0.025 par value each and Class B ordinary share of US$0.025 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.02499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.025 par value each and Class B ordinary shares of US$0.025 par value each (the “Share Capital Reduction”);

B.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A ordinary share and Class B ordinary share of the Company shall be US$0.00001;

C.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

D.	immediately following the Share Capital Reduction:

	i.	each authorized but unissued Class A ordinary share of US$0.025 par value each be subdivided into 2,500 Class A ordinary shares of US$0.00001 par value each; and

	ii.	each authorized but unissued Class B ordinary share of US$0.025 par value each be subdivided into 2,500 Class B ordinary shares of US$0.00001 par value each (collectively, the “Share Capital Subdivision”);

Share Capital Increase

E.	immediately following the Share Capital Subdivision, the authorized share capital of the Company be altered by the creation of such number of additional Class A ordinary shares of US$0.00001 par value each and additional Class B ordinary shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each (the “Share Capital Increase”); and

Authorized Share Capital Confirmation

F.	immediately following the Share Capital Reduction, the Share Capital Subdivision and the Share Capital Increase, the authorized share capital of the Company shall be US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

Proposal Five: Subject to and with effect immediately following the M&AA Notice Amendment and the Share Capital Restructuring, to consider and approve as a special resolution to adopt the amended and restated memorandum and articles of association (the “Amended and Restated M&AA II”), in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association as currently in effect, to reflect the M&AA Notice Amendment and the Share Capital Restructuring (the “Adoption of the Amended and Restated M&AA II”).	1,469,877	21,613	179

Proposal Six: To consider and approve as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):	1,471,911	19,700	56

A.

at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0001 each, and (ii) every 10 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0001 each (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising 4,950,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each;

B.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0002 each, and (ii) every 20 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0002 each (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each;

C.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0005 each, and (ii) every 50 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0005 each (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0005 each, comprising 990,000,000 Class A ordinary shares of a par value of US$0.0005 each and 10,000,000 Class B ordinary shares of a par value of US$0.0005 each;

D.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0008 each, and (ii) every 80 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0008 each (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 625,000,000 ordinary shares of a par value of US$0.0008 each, comprising 618,750,000 Class A ordinary shares of a par value of US$0.0008 each and 6,250,000 Class B ordinary shares of a par value of US$0.0008 each.

Proposal Seven: Subject to approval by the shareholders of Proposal Five and entirely conditional upon the effectiveness of the Further Share Consolidation, to consider and approve as a special resolution to adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&AA upon the Further Share Consolidation”).	1,471,562	20,046	60

Proposal Eight: To consider and approve as an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) Mr. Howard Lee, chairman of the Board and chief executive officer of the Company be, and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Ratification of Adoption of the Amended and Restated M&AA I, the M&AA Notice Amendment, the Share Capital Restructuring, the Adoption of the Amended and Restated M&AA II, the Further Share Consolidation, and the Adoption of New M&AA upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).	1,477,292	14,376	0

Proposal Nine: To consider and approve as an ordinary resolution to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Eight (the “Adjournment”).	1,476,415	15,198	55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2026

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors